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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

Re:	Warner Chilcott Limited Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed April 8, 2008 File No. 001-33039

August 3, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

Carlton Tartar, Accounting Branch Chief

Scot Foley, Staff Attorney

Suzanne Hayes, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

Warner Chilcott Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 23, 2009. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before each response.

Item 1. Business, page 1

1.	Staff’s comment: We note your response to comment one and continue to believe that the Settlement Agreement may be material as it eliminated Watson’s generic product from the market until 2014 or until another generic version of Loestrin 24 FE enters the market. Since 21.2% of your revenues are attributable to sales of Loestrin 24 FE, you appear to be dependent on this product. Please file the Settlement Agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement. Your analysis should discuss the effect of eliminating the competitor from the market and your market share as a result of the Settlement Agreement.

Response: In the interest of resolving this comment, the Company will file the Settlement Agreement with its next Form 10-Q.

However, the Company would like to respectfully point out that the Settlement Agreement did not eliminate a competitor from the market. While Loestrin 24 FE competes with many other products, the Company does have valid patents covering Loestrin 24 FE (norethindrone acetate and ethinyl estradiol tablets, USP and ferrous fumarate tablets). These patents, not the Settlement Agreement, provide the Company with the exclusive right to produce and sell

Jim B. Rosenberg	August 3, 2009	pg. 2

Loestrin 24 FE until 2014. The Settlement Agreement reflected an acknowledgement by both parties of the costs and risks of litigation and a compromise that largely sustained the Company’s exclusive rights under the Company’s patents, although permitting Watson to enter the market with a competitive product a short period before the patent’s expiration date.

2.	Staff’s comment: We note your response as to your agreements with Mayne and LEO Pharma. As more than 10% of your revenues are derived from the sale of Doryx, we believe you should continue to exhibit your agreement with Mayne, and to file as exhibits all subsequent amendments, as this agreement appears to us to be material to your net revenues. Additionally, confirm that you will disclose your term and termination provisions in future filings.

Response: The Company respectfully submits that these contracts do not need to be filed, and that the standard applicable to them is not whether they are material to its revenues, as asserted by the Staff.

Item 601(b)(10)(i) states that “material” contracts, if not in the ordinary course, must be filed. Accordingly, for contracts outside the ordinary course, the appropriate standard is whether the contract is material. However, under Item 601(b)(10)(ii), registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein. The only category that could be relevant to the Company’s Doryx agreement with Mayne (the “Doryx Agreement”) is Item (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Thus, ordinary course contracts of this nature, even if otherwise material, do not have to be filed under Item 601(b)(10)(ii)(B) unless the registrant’s “business is substantially dependent” on them. The Commission has confirmed the narrow scope of “substantially dependent” by the illustrative examples, in such item, of “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials” (emphasis added). The language requiring the sale or purchase of “the major part” (emphasis added), not “a” major part, establishes a threshold for “substantially dependent” that is substantially higher than 10%, and at least approaching, if not meeting, a 50% or majority standard. If one were to read that rule as simply requiring that any material contract needs to be filed, there would be no need, or meaning, to the distinction between ordinary course and non-ordinary course contracts.

The regulatory history of Item 601(b)(10)(ii) confirms the plain language of the rule, that only contracts of an extraordinary nature are required to be filed as exhibits under this Item. SEC Release No. 33-3406 (1951) proposed a revision to Form S-1 regarding the filing of contracts as exhibits. That release made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant. In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed. In the intervening years, the Commission has from time to time modified the language of what is now Item 601(b)(10), but the basic distinction between material contracts not made in the ordinary course of business and ordinary course contracts has been retained to this day.

The Doryx Agreement is a contract that “ordinarily accompanies the kind of business conducted” by the Company, and it is not “of an extraordinary nature” or one that relates to “the major part” of the Company’s goods and services, or even a major part. Rather, this type of contract is very common in the pharmaceutical industry and consistent with the

Davis Polk & Wardwell LLP

Jim B. Rosenberg	August 3, 2009	pg. 3

Company’s business to both in-license product marketing rights and outsource product manufacturing, as provided in the Doryx Agreement. The Company is not “substantially dependent” on the Doryx Agreement, as evidenced by the fact that it derived revenues of only approximately 17% from the sale of Doryx in the year ended December 31, 2008, which is far below what might be considered “the major part” of its revenues. Moreover, subsequent amendments to the Doryx Agreement are similarly not of an extraordinary nature nor such that the Company is substantially dependent on them, as they merely amend a contract that does not satisfy these criteria.

As noted in our previous response, the Company has disclosed the expiration date of the Doryx Agreement on page 11 of the 2008 10-K under “Manufacturing, Supply and Raw Materials,” and has described the other terms of the Doryx Agreement on page 42 under “Cost of Sales.” The Company confirms that it will disclose the term and termination provisions of this agreement in its next Form 10-K.

Financial Statements

Note 15 – Income Taxes, page F-28

3.	Staff’s comment: Please refer to prior comment four. Please revise your disclosure to include the cumulative amount of the underlying temporary difference as required by Paragraph 44(b) of SFAS 109.

Response: The Company proposes to include expanded disclosure substantially similar to the following in its next Form 10-K. This will be added to the end of the second-to-last paragraph on page F-29.

“As of December 31, 2008, the cumulative amount of the Company’s temporary difference relating to investments in foreign subsidiaries that are essentially permanent in duration was approximately $183,200. The amount of the resulting unrecognized deferred tax liability related to this temporary difference was approximately $9,200.”

4.	Staff’s comment: Please refer to prior comment five. Please revise your disclosure to clarify that the material change in your unrecognized tax benefits during the year ended December 31, 2008 relates to the $44.1 million settlement payment under the Advanced Pricing Agreement with the IRS.

Response: The Company proposes to include expanded disclosure substantially similar to the following in its next Form 10-K. This will be inserted after the table on page F-30.

“For the tax years ending September 30, 2003, September 30, 2004, and the short period ending January 17, 2005 (together, the “IRS Audit Period”), the Company recorded a liability for unrecognized tax benefits of $26,386. For the short tax period ending December 31, 2005 (the “2005 Period”), the Company recorded a liability for unrecognized tax benefits of $3,698. For the tax period ending December 31, 2006 (the “2006 Period”), the Company recorded a liability for unrecognized tax benefits of $7,708. In connection with these liabilities for unrecognized tax benefits, the Company also recorded a liability for unrecognized tax benefits related to certain state income tax returns for such periods in the amount of $6,293. During 2008, the Company settled with the IRS the audits relating to the IRS Audit Period (the “IRS Settlement”). Unrelated to the IRS Settlement, in February 2008 the Company’s U.S. operating entities entered into an Advanced Pricing Agreement (the “APA”) with the IRS covering the calendar years 2006 through 2010. Pursuant to the terms of the APA, the Company’s consolidated U.S. income tax return for the taxable year 2006 was amended to reflect an increase in U.S. taxable income. Although the short taxable period ended

Davis Polk & Wardwell LLP

Jim B. Rosenberg	August 3, 2009	pg. 4

December 31, 2005 was not covered by the APA, based on discussions between the Company and the IRS, the Company applied the APA methodology to its computations for this period.

Based upon (i) the IRS Settlement, with respect to the IRS Audit Period, (ii) an estimate of U.S. federal taxes owed, with respect to the 2005 Period, (iii) the APA, with respect to the 2006 Period, and (iv) the state taxes owed with respect to the IRS Audit Period, the 2005 Period and the 2006 Period, the Company made cash payments during the year ended December 31, 2008 totaling $44,085. These cash payments resulted in the significant decrease in the Company’s liabilities for unrecognized tax benefits at December 31, 2008 as compared to December 31, 2007.”

Schedule 14A

Compensation Discussion and Analysis, page 5

5.	Staff’s comment: We note your response with regard to the performance goals established for each Named Executive Officer. Please confirm that you will discuss the extent to which each NEO met their individual goals and how this achievement or lack thereof impacted the Compensation Committee’s compensation decisions. For example, which goals were met or not met and how was this information used to determine the performance-based multipliers.

Response: The Company confirms that in its next proxy statement on Schedule 14A or 10-K containing Compensation Discussion and Analysis disclosure, it intends to discuss the extent to which each Named Executive Officer met his or her individual goals and how this achievement or lack thereof affected the Compensation Committee’s compensation decisions, e.g., which goals were met or not met and how this information was used to determine the performance-based multiples.

General

6.	Staff’s comment: Your response did not include the statement that we requested the company to provide in our May 6, 2009 letter. In connection with responding to our comments, please provide a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We enclose with this letter a letter from the Company that includes the requested acknowledgements.

Davis Polk & Wardwell LLP

Jim B. Rosenberg	August 3, 2009	pg. 5

Please note that all fax correspondence should be sent to me at fax number (212) 701-5111. If you have general questions or comments, please contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

Enclosure

cc:	Izumi Hara Ryan Sullivan

Davis Polk & Wardwell LLP

August 3, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

Carlton Tartar, Accounting Branch Chief

Scot Foley, Staff Attorney

Suzanne Hayes, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Chilcott Limited Form 10-K for the Fiscal Year Ended December 31, 2008 (“2008 10-K”) Definitive Proxy Statement on Schedule 14A filed April 8, 2008 (“2008 Proxy Statement”) File No. 001-33039

Dear Mr. Rosenberg:

Warner Chilcott Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated July 23, 2009, regarding the 2008 10-K and the 2008 Proxy Statement (the “filings”). Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments. In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either of the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Izumi Hara
Izumi Hara Senior Vice President, General Counsel and Secretary